

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FILING OF ITS FORM 20-F 2006

(Santiago, Chile, June 27, 2007) –CCU announces that its Form 20-F 2006 has been filed with the SEC. This annual report is available on the Company's web site through the following link **http://investors.ccu-sa.com/images/pdf/doc_20f/20f_2006.pdf** Any shareholder may request a hard copy of the complete document which will be deliver free of charge.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producer and also participates in the confectionary industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Guinness Brewing Worldwide Limited. For more information, visit www.ccu-sa.com.